UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                        INTERVEST BANCSHARES CORPORATION
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                                (Name of Issuer)


                      Class A Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   460927 106
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                                 (CUSIP Number)

                             Thomas E. Willett, Esq.
                                Harris Beach LLP
                                 99 Garnsey Road
                            Pittsford, New York 14534
                                 (585) 419-8646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  June 2, 2003
                                  ------------
             (Date of Event which requires filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)
                    or 13d-1(g), check the following box [ ].

CUSIP  No.  460927106
            ---------

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     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Helene D. Bergman
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [ ]

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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS
          PF
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          United States
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                7     SOLE  VOTING  POWER
                      592,900
 NUMBER OF     -----------------------------------------------------------------
   SHARES       8     SHARED  VOTING  POWER
BENEFICIALLY          0
 OWNED BY
   EACH        -----------------------------------------------------------------
 REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON WITH           529,900
               -----------------------------------------------------------------
               10     SHARED  DISPOSITIVE  POWER
                      0

--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          529,900

--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.0%

--------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON
          IN

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                                  PAGE 2 of 4

ITEM 1.  SECURITIES  AND  ISSUER

This Schedule relates to the Class A Common Stock, par value $1.00 per share, of Intervest Bancshares Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 10 Rockefeller Plaza (Suite 1015), New York, New York 10020.

ITEM 2.  IDENTITY  AND  BACKGROUND

This Schedule is being filed by Helene D. Bergman. Her residence address is 201 East 62nd Street, New York, New York 10021.


During the five years prior to the date of this Schedule, Ms. Bergman has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Ms. Bergman is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Amendment is being filed to report changes in beneficial ownership and to include shares of Class A Common Stock now issuable upon conversion of shares of Class B Common Stock.

ITEM 4.  PURPOSE  OF  TRANSACTION.

Personal investment. Ms. Bergman does not have any plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST  IN  SECURITIES  OF  ISSUER.


          (a) Ms. Bergman owns 529,900 shares of Class A Common Stock, which constitutes approximately 12.0% of the Issuer's total number of outstanding shares of Common Stock. Includable in the 529,900 shares are exercisable warrants to purchase 6,250 shares of Class A Common Stock and 75,000 shares of Class A Common Stock issuable upon conversion of 75,000 shares of Class B Common Stock.

          (b) Ms. Bergman has sole power to vote and dispose of 529,900 shares of Class A Common Stock of the Issuer.

          (c) During the past 60 days, Ms. Bergman has sold 3,400 shares of Class A Common Stock in open market transactions. A total of 2,500 shares were sold on May 15, 2003 at a price of $11.35 per share and 900 shares were sold on May 23, 2003 at a price of $11.43 per share.

          (d) Included in the 529,900 shares are 10,350 shares held by her children and 128,571 shares held by a family limited liability company, as to which Ms. Bergman is a managing member.

          (e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

         Not  applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2003

                                                    /s/ Helene D. Bergman
                                              ----------------------------------
                                                        (Signature)


                                                      Helene  D. Bergman
                                              ----------------------------------
                                                           (Name)


                                  Page 4 of 4
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